Glendale Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLENDALE SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15233 VENTURA BLVD., SUITE 712
(No. and Street)

SHERMAN OAKS (City) CA (State) 91403 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul E. Flesche (Name) 818-907-1505 (Area Code – Telephone Number) eflesche@glendalesecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 (Address) Century City (City) California (State) 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLENDALE SECURITIES, INC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LEVIK NAZARI
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. #2450565
Expires July 15, 2027

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of LOS ANGELES)

Subscribed and sworn to (or affirmed) before me on this 1st day

of APRIL, 2025, by

PAUL ERIC FLESCHE,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LEVIK NAZARI
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
Comm. #2450565
My Comm. Expires July 15, 2027

(Seal)

Signature ______________________

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________________.

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:

○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ______ Entry # ______

Notary contact: ______________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of Glendale Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the "Company") as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
March 30, 2025

Glendale Securities, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$ 619,440
Clearing Receivables	165,235
Deposit with Clearing Broker	100,000
Accounts Receivable	134,955
Notes Receivable	85,000
Rental Deposit	9,195
Investments at Cost	202,000
Marketable Securities at FMV	1,654,318
Due from Clearing Brokers	98,341
Lease Right of Use Asset	175,409
Fixed Assets	100,000
Convertible Notes at Cost	40,000
Total Assets	**$ 3,383,893**

Liabilities and Stockholders' Equity

Liabilities

Accounts Payable		$ 12,000
Commission Payable		103,950
Accrued expenses		76,128
Accrued Taxes		50,000
Referral Fees Payable		1,841
Lease Liability		199,419
Total Liabilities		443,338

Stockholders' Equity

Common Stock ($0 par value, 100,000 shares authorized, 18,012 shares issued and outstanding)	$ -	
Paid-in Capital	210,073	
Retained Earnings	2,730,482	2,940,555
Total Liabilities and Stockholders' Equity		**$ 3,383,893**

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Income
For the Year Ended December 31, 2024

Revenues

Commissions Income	$ 3,299,002
Trading	1,905,567
Mutual Fund	2,187
Services	1,387,540
Interest Income	43
Total Revenues	6,594,339

Expenses

Payroll & Related Expenses	1,006,671
Rent	109,589
Access Charges	478,299
Broker Expenses & Payouts	1,317,999
Professional Fees	222,407
Telephone	12,770
Computer Fees	29,930
DTC charges	359,500
Certificate Deposit Charges	32,866
Other	127,810
Ticket Charges	589,760
Insurance	128,893
Regulatory Costs	140,500
Referral Fees	94,556
Travel and Entertainment	51,726
Management Fees	683,130
Total Expenses	5,386,406
Operating Income Before Tax Provision	1,207,933
Income Tax Provision	51,752
Net Income	$ 1,156,181

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

	Common Stock Shares	Common Stock	Paid In Capital	Retained Earnings	Total
December 31, 2023	18,012	$ -	$ 210,073	$1,574,301	$1,784,374
Net Income				1,156,181	1,156,181
December 31, 2024	18,012	$ -	$ 210,073	$2,730,482	$ 2,940,555

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities:

Net Income		$ 1,156,181

Adjustments to reconcile net income to net cash
provided by (used in) operating activities:

Amortization of right of use asset		90,531

Changes in operating assets and liabilities:

Accounts Receivable		63,453
Marketable Securities at FMV		(842,220)
Convertible Notes		(40,00)
Accounts Payable		12,000
Accrued Taxes		50,000
Accrued Expenses		(38,325)
Referral Fees Payable		(1,401)
Commissions Payable		6,671
Clearing Receivables		133,664
Repayment of Lease Liability		(97,951)
Due from Clearing Brokers		(96,225)
Net cash provided by operating activities		396,378

Cash Flows from investing activities

Purchase of Fixed Asset (not placed in service)	(100,000)	-
Net cash (used in) investing activities		(100,000)
Cash Flows from financing activities		-
Net increase in cash		296,378
Cash at the beginning of year		323,062
Cash at end of year		$619,440

Supplemental Disclosure of Cash Flow Information

Cash Paid For:

Income Taxes	$	1,600
Interest Expense	$	2,225

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Glendale Securities, Inc. (the "Company") was incorporated in the State of California on August 19, 2002. The Company is a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company has three locations: one in Sherman Oaks, California, one in New York, New York and one in Coeur d'Alene, Idaho.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a registered securities clearing broker and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - The Company earns commissions by referring client transactions in mutual funds, and equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis. Commissions revenue includes markup/markdown on principal trades, agency commissions and other transaction related fees charged in accordance with our fee schedule. The following table represents the Commissions revenue received for the year ended December 31, 2024:

Commissions	
Principal trades	$1,443,430
Agency & Other	1,865,572
Total Commissions	$3,299,002

Securities Inventory – Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities inventory positions are marked to market at the end of each reporting period.

Services – The Company provides Depository Trust Company (DTC) Eligibility services to issuers of securities. Services and related income and expenses are recorded when the services are performed under the terms of the underlying engagements. The Company may receive financial instruments in lieu of cash receipts for services rendered. During the year ended December 31, 2024, the Company received two separate convertible notes totaling $40,000 (refer to note 3).

Note 2 – Significant Accounting Policies (continued)

Accounts Receivable – The Company uses the direct write off method when recording its Accounts Receivable and other balances receivable at net collection value. At December 31, 2024, the Company wrote-off $148,000 as an adjustment to Services on the Statement of Income.

Clearing Brokers - The Company has a clearing agreement with Wilson-Davis & Co., Inc. which requires a minimum deposit of $100,000. The clearing broker deposit at December 31, 2024 was $100,000.

The Company signed a clearing agreement with TICKERs during the year which requires no minimum deposit.

The Clearing Brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. At December 31, 2024, the Company's cash balances at both Clearing Firms totaled $98,341.

Fixed Assets - Consists of $100,000 of software development not yet placed in service. The Company committed to and subsequent to December 31, 2024, paid an additional $75,000 in costs to complete the software before placing it in service and depreciating the asset.

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities generally for three years after they are filed.

Investments in Ventures - The Company uses the equity method of accounting for its investments in certain ventures, and under this method investments are carried at cost and increased or decreased by the Company's pro-rata share of earnings or losses and additional contributions or withdrawals of capital. Any difference in the book equity and the Company's pro-rata share of the net assets of the investment will be reported as gain or loss at the time of liquidating the investment. Refer to Note 3 for a listing of these investments valued at cost for the year ended December 31, 2024.

Note 3 - Fair Value of Investments and Assets at Cost

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

Fair Value Measurements
As of December 31, 2024

	Level 1	Level 2	Level 3	Total
Assets				
Investments <u>at Cost</u>			$ 202,000	$ 202,000
Notes Receivable <u>at Cost</u>			85,000	85,000
Convertible Notes			40,000	40,000
Marketable securities - penny stocks		$ 1,635,740	18,578	1,654,318
Total	$ -	$ 1,635,740	$ 345,578	$ 1,981,318

Fair Value Measurement of Level 3 Investments

Beginning Balance at December 31, 2023	$ 287,000
Penny Stocks with No Market	18,578
Convertible notes	40,000
Ending Balance at December 31, 2024	$ 345,578

Note 3 - Fair Value (continued)

Convertible notes were received in exchange for accounts receivable of the same value, are convertible into common stock currently traded over the counter, after a 180 day restricted period, with the conversion price based upon a discount to the market price at the time of conversion, with no floor price, therefore the investment is currently held at cost.

Investment represents an equity investment in another entity where the primary asset is a note convertible with no floor, into common shares of Atlasclear Holdings Inc, a NYSE listed company, upon the final sale of which, the Company will receive cost of the Investment. Therefore, the Investment is currently held at cost.

Penny Stocks are valued using the last trade on December 31, 2024, or the best bid price if there were no trades on December 31, 2024.

Note 4 – Commissions and Fees Payable

As of December 31, 2024, the Company had Commissions payable of $103,950 and Referral fees payable of $1,841, representing balances due to broker-dealers and registered representatives.

Note 5 – Provision For Income Taxes

The Company files its tax returns on an accrual basis. The provision for income tax expense included in the statements of income as determined in accordance with FASB ASC 740 is as follows:

	Federal	State	Local	Total
Current	$208,211	$123,344	$152	$331,707
Deferred Allowance 100%	(158,211)	(121,744)		(279,955)
Total	$50,000	$1,600	$152	$ 51,752

Deferred taxes are accounted for using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax of such timing differences. As of December 31, 2024, the Company had a federal and state net operating loss (NOL) carryforward of $753,387 and 1,377,203 resulting in deferred tax assets of approximately $158,211 and $121,744, respectively. The Company applied a 100% valuation allowance against these deferred tax assets since management cannot determine if it is more likely than not that the entire asset will be realized.

The current income taxes for the Company are calculated based on the statutory federal rate of 21% and the California State rate of 8.84%. These statutory rates are not the effective rates solely because of the NOL carryforwards.

Note 6 – Litigation

The Company is a named defendant in a legal action against one of its representatives in the Supreme Court of Queens County, State of New York. The complaint against the Company alleges various causes of action seeks damages as well as punitive damages to be determined, and other relief as deemed appropriate by the court. The Company retained legal counsel in the state of New York and intends to vigorously contest the matter.

Upon consultation with legal counsel, the Company believes that the possibility of an unfavorable outcome for the Company is remote. The Company further believes that the outcome, or range of outcomes, is not probable and estimable currently.

In the normal course of business, the Company has possible exposure or may be a defendant in legal actions, claims and disputes arising out of its activities as a registered broker-dealer. While predicting the resolution of such matters is inherently difficult, the Company believes that there are no other actions or possible actions that would have a material impact on the financial statements.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $1,114,712 which was $969,712 in excess of its required net capital of $145,000. The Company's ratio of aggregate indebtedness to net capital is 0.40 to 1.

Note 8 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. All employees are eligible to contribute immediately upon employment. The Company did not make any contributions to the plan for the year ended December 31, 2024.

Note 9 – Operating Lease

The Company entered into a six-year lease for office space under a non-cancellable operating lease, commencing September 1, 2020 and expiring November 30, 2026.

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost $107,063

The Company has a Right of Asset of $175,409 for this lease as of December 31, 2024, and Lease Liability for $199,419.

Note 9 – Operating Lease (continued)

At December 31, 2024 future minimum lease payments under this agreement were as follows:

2025	103,131
2026	97,640
Total undiscounted lease payments	200,771
Less imputed interest	(1,352)
Total lease liability	$ 199,419

Note 10 - Concentrations

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in creditworthy financial institutions, and the Company believes it is not exposed to significant credit risk on those amounts.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11– Subsequent Events

The Company has reviewed transactions and events from its year-end December 31, 2024 through the date the financial statements were available to be issued for matters which require recording and/or disclosure in the financial statements.

Note 12 – Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CFO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Note 13 – Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Glendale Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to SEA Rule 15c3-1
December 31, 2024

Computation of Net Capital

Total Stockholders' Equity	$ 2,940,555
Non Allowable Assets:	
Accounts Receivable	(134,955)
Rental Deposit	(9,195)
Investments	(202,000)
Notes Receivable	(85,000)
Other Long term Assets	(140,000)
Haircuts:	
Other Securities	(73,730)
No Market	(18,578)
Limited Market	(869)
Undue Concentration	(19,480)
Blockage	(1,142,037)
Net Capital	**$ 1,114,712**
Computation of Net Capital Requirements:	
Minimum net aggregate indebtedness – 6-2/3% of net aggregate indebtedness	$ 29,556
Minimum dollar net capital required for market maker	$ 145,000
Net Capital required (greater of above amounts)	$ 145,000
Excess Capital	$ 969,712
Total liabilities	$ 443,339
Ratio of Aggregate indebtedness to net capital	0.40:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2024.

See report of independent registered public accounting firm

Glendale Securities, Inc.
Schedule II – Computation for Determination of
Reserve Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2024

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services for DTC eligibility and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is covered under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (Non- Covered Firm).

Glendale Securities, Inc.
Schedule III – Information Relating to Possession or
Control Requirements under SEA Rule 15c3-3
As of December 31, 2024

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services for DTC eligibility and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is covered under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (Non- Covered Firm).

See report of independent registered public accounting firm

Glendale Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2024



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of Glendale Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Glendale Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Glendale Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Glendale Securities, Inc. stated that Glendale Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2024 without exception, and (3) Glendale Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2024. Glendale Securities, Inc.'s management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glendale Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
March 30, 2025

GLENDALE SECURITIES, INC.

15233 Ventura Blvd. > Suite 712 > Sherman Oaks > California > 91403
Phone: 818-907-1505 > Fax: 818-907-1506 > glendalesecurities.com

Glendale Securities, Inc.
Exemption Report
For the Year Ended December 31, 2024

Glendale Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) advisory services for DTC Eligibility; and (2) direct sales of mutual funds. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Glendale Securities, Inc.

I, Paul E. Flesche, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Paul E. Flesche_

Title: CFO

Glendale Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2024





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To The Board of Directors and the Stockholders of Glendale Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Glendale Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Glendale Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Glendale Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Glendale Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Glendale Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
March 30, 2025

Glendale Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2024

	Amount
Total assessment	$ 8,302
SIPC-6 general assessment Payment made on July 31, 2024	(2,963)
SIPC-7 general assessment Payment made on March 13, 2025	(5,480)
Total assessment balance (overpayment carried forward)	$ (141)